UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cannabis Global, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

13767G 100
(CUSIP Number)

February 14, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

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CUSIP No. 13767G 100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tabular Investments, LLC 84-2426877
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES	5	SOLE VOTING POWER 4,148,889
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,148,889
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,148,889
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (Based on 75,233,317 shares outstanding as of May 14, 2021)
12	TYPE OF REPORTING PERSON* CO

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Item 1(a).	Name of Issuer:

CANNABIS GLOBAL, INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

520 S Grand Avenue, Suite 320

Los Angeles, California 90071

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Tabular Investments, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence.

4811 49th Street, San Diego, CA 92115

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

13767G 100

Item 3.	Type of Person

CO

Item 4.	Ownership.

(a) Amount beneficially owned: 4,148,889

(b) Percent of class: 5.5% (Based on 75,233,317 shares outstanding as of May 14, 2021).

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,148,889
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 4,148,889
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.

[ X ] Yes

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021	/s/ Tad Mailander
Tad Mailander

Manager
Title

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